

May 1, 2015

Via E-mail
Michelle Mapes
EVP-General Counsel & Corporate Secretary
Green Plains Inc.
450 Regency Parkway, Suite 400
Omaha NE 68114

> Re: **Green Plains Partners LP**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 17, 2015**
> **File No. 377-00944**

Dear Ms. Mapes:

We have reviewed the above-captioned filing and have the following comments.

Our Cash Distribution Policy and Restrictions on Distributions, page 59

1. We have reviewed your response to comment 14 in our letter dated April 2, 2015. We note your disclosure on pages 63 and 95 that you believe distributable cash flow is substantially equivalent to the operating surplus generated during the periods shown but it does not appear that you have made any revisions regarding capital surplus. As previously requested, please tell us what consideration you gave to disclosing your capital surplus for your most recent fiscal year and providing investors with an understanding as to how your capital surplus correlates to your estimated distributable cash flow measure.

Selected Historical and Pro Forma Condensed Consolidated Financial and Operating Data, page 89

Non-GAAP Financial Measure, page 91

2. We have reviewed your response to comment 15 in our letter dated April 2, 2015. Your response appears to indicate that you use Adjusted EBITDA as a performance measure. As such, it is not clear why you state Adjusted EBITDA may be used to assess your ability to incur and service debt and fund capital expenditures as well as to assess the viability of other capital expenditure projects. Further, you disclose that Adjusted EBITDA should not be considered an alternative to GAAP cash from operations or any other measure of liquidity and that Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect cash from operations. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you

present this measure as a performance measure. As such, please revise your disclosure or tell us why your current disclosure is meaningful information as it relates to a performance measure.

Reimbursement of Partnership Litigation Costs, page 168

3. Please expand your disclosure regarding the fee-shifting provision to clarify the following:

- The meaning of the phrase "substantially achieves, in substance and amount,"
- who is subject to the provision (e.g. former and current limited partners, legal counsel, expert witnesses); and
- the parties who may be allowed to recover their fees and expenses, including the parties who could be deemed to be an "affiliate" in this context.

BlendStar LLC Financial Statements, page F-7

Note 11. Related Party Transactions, page F-20

4. We have reviewed your response to comment 23 in our letter dated April 2, 2015. Please disclose, if true, that management believes the method used to allocate related party costs is reasonable. In addition, since agreements with related parties are by definition not at arm's length and may be changed at any time, please disclose, if practicable, management's estimate of what the expenses would have been for each period presented on a stand-alone basis. If it is not practicable to provide an estimate, so state. Refer to SAB Topic 1:B.1.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: G. Michael O'Leary (*via e-mail*)
    Andrews Kurth LLP